Alphega Innovations Corporation

30 N Gould St., Ste R

Sheridan, WY 82801

September 12, 2025

Attorney Edwin Kim

Division of Corporation Finance

Securities and Exchange Commission

Re: Alphega Innovations Corporation

Amendment No. 3 to Registration Statement on Form S-1

Filed August 29, 2025

File No. 333-286526

Dear Mr. Kim:

In response to your letter dated September 8, 2025, the following information is hereby submitted on behalf of Alphega Innovations Corporation (the “Company”). Amendment No. 4 to the Registration Statement on Form S-1 is being filed in conjunction with this correspondence. We have reproduced the Staff’s comments below in italicized text immediately before our response.

Amendment No. 3 to Form S-1

Exhibits

1.We note your response to prior comment 3 and reiterate the comment. TAAD LLP should revise its consent to indicate their report is dated July 16, 2025, not April 14, 2025.

Response: The July 16, 2025 date was a typographical error in the REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM on page F-1 of the Registration Statement. The date referenced in the consent exhibit was correct. We have corrected the Report in the Registration Statement to the correct date of April 14, 2025.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

Alphega Innovations Corporation

/s/ Luis Carlos Ung

Luis Carlos Ung

CEO